NEWS RELEASE

Current Technology Reports Further Sales to Turkey
and Negotiations For Expanded Territory

VANCOUVER, British Columbia, June 27, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) is pleased to announce its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has purchased two more ElectroTrichoGenesis ("ETG") devices for immediate delivery.  In addition, the Company and Sanomed’s principal Mr. Ali Bicken have commenced formal negotiations for the expansion of Sanomed’s exclusive territory into the Gulf states (including Saudi Arabia, the United Arab Emirates and Bahrain) and the Balkan region (including Bulgaria, Romania and the former Yugoslavia).

“Mr. Bicken continues to demonstrate his marketing and sales prowess,” states Company COO Anthony Harrison.  “For example, last week he hosted Company Medical Advisor Dr. Stuart Maddin and over 40 dermatologists during a dinner cruise held in conjunction with the International Cosmetics Symposium in Istanbul. Dr. Maddin met with a number of dermatologists using ETG in their practices, and reports uniformly positive responses.”

“Mr. Bicken has established an impressive foundation for future growth in the region,” states Company CEO Robert Kramer.  “We look forward to a rapid conclusion to these negotiations, and the prospect of further sales in his expanded area of operations.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking additional opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100